UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 24, 2005 (August 25, 2005)**

LABARGE, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**001-05761**	**73-0574586**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9900A Clayton Road, St. Louis, Missouri 63124
(Address of principal executive offices)   (Zip Code)

(314) 997-0800
Registrant's telephone number, including area code

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing Obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

( ) Soliciting material pursuant to Rule 425 under the Securities Act (17 CFT 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFT 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act (17CFR 240.13e-4(c))

FORM 8-K

Item 8.01   Other Matters

    On August 24, 2005, LaBarge, Inc. issued a press release announcing that its Board of Directors has renewed its authorization for the repurchase of up to 1 million shares of the Company's common stock. A copy of the press release is attached hereto and hereby incorporated by reference. The information in this Form 8-K shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits
    (c)   Exhibits

99.1   Press release for LaBarge, Inc. on August 24, 2005 announcing the Board of Directors renewal of a stock repurchase authorization.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                LaBarge, Inc.

                                (Registrant)

Date: August 25, 2005   By: /s/Donald H. Nonnenkamp

                                Donald H. Nonnenkamp
                                Vice President, Chief Financial
                                Officer and Secretary

Exhibit Index

Index Number	Description
99.1	Press release by LaBarge, Inc. dated August 24, 2005 announcing renewal of stock repurchase authorization.

NEWS UPDATE



Contact:
Colleen Clements
LaBarge, Inc.
314-997-0800, ext. 409
colleen.clements@labarge.com

LABARGE, INC. RENEWS STOCK REPURCHASE AUTHORIZATION

ST. LOUIS, August 24, 2005—LaBarge, Inc. (AMEX: LB) announced today that its Board of Directors has renewed its authorization for repurchase of up to 1 million shares of the Company's common stock. LaBarge has approximately 16 million shares outstanding.

While the Company has no immediate plans to repurchase any of its shares, these repurchases may be made from time to time in the open market or through privately negotiated transactions, depending on market conditions over the next 12 months. Repurchased common shares will be added to the Company's treasury shares and may be used for general corporate purposes.

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse markets. The Company provides its customers with sophisticated electronic products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas. The Company's Web site may be accessed at *http://www.labarge.com.*

Statements contained in this release relating to LaBarge, Inc. that are not historical facts are forward-looking statements within the meaning of the federal securities laws. Matters subject to forward-looking statements are subject to known and unknown risks and uncertainties, including economic, competitive and other factors that may cause LaBarge or its industry's actual results, levels of activity, performance and achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Important factors that could cause LaBarge's actual results to differ materially from those projected in, or inferred by, forward-looking statements are (but are not necessarily limited to) the following: the impact of increasing competition or deterioration of economic conditions in LaBarge's markets; cutbacks in defense spending by the U.S. Government; loss of one or more large customers; LaBarge's ability to replace completed and expired contracts on a timely basis; the Company's ability to integrate recently acquired businesses; the outcome of litigation the Company may be party to; increases in the cost of raw materials, labor and other resources necessary to operate LaBarge's business; the availability, amount, type and cost of financing for LaBarge and any changes to that financing; and other factors summarized in our reports filed from time to time with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on the forward-looking statements. Unless otherwise required by law, LaBarge disclaims any obligation to update any forward-looking statements or to publicly announce any revisions thereto to reflect future events or developments.

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